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                                                     Contact:      Jim McCluskey
                                                                    616/923-5998
                                           James_M_McCluskey@email.whirlpool.com

                                                                       EXHIBIT 1


                            WHIRLPOOL NAMES KAMERICK
                      CORPORATE VICE PRESIDENT, TREASURER


   BENTON HARBOR, Mich. -- July 10, 1997 -- Whirlpool Corporation (NYSE: WHR) announced today that Eileen Kamerick has been named corporate vice president and treasurer for the company.

   Kamerick, who joins Whirlpool from IMC Global Inc., of Northbrook, Ill., where she was vice president and treasurer, will be responsible for the company's treasury, investor relations, risk management and real estate functions. She will be a member of Whirlpool's Chairman's Council and a senior officer.

   The Cedar Falls, Iowa, native earned an MBA, with honors, and a law degree from the University of Chicago. She holds an undergraduate degree in English from Boston College. Before joining IMC Global, Kamerick practiced law in Chicago for five years, then joined Amoco Corp., where she held legal and financial positions.

   "Her broad experience and leadership in a number of financial posts, in addition to her extensive legal background, provide the strong balance of skills needed for the treasurer's position," said John Cunningham, Whirlpool executive vice president and chief financial officer.

   Whirlpool Corporation is the world's leading manufacturer and marketer of major home appliances. Headquartered in Benton Harbor, the company manufactures in 13 countries and markets products under 11 major brand names in about 140 countries.

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